BIORELEASE CORP.
                          340 Granite Street Suite 200
                              Manchester, NH 03102
                        (603) 641-8443 (603) 641-9535 fx

                                 June 15th, 2001

                                    VIA EDGAR

                       Securities and Exchange Commission
                          Division of Corporate Finance
                             450 Fifth Street, N.W.
                              Washington, DC 20549

                              RE: BIORELEASE CORP.

                                 CIK: 0000797662

                         COMMISSION FILE NO. 333-94799;
                           APPLICATION FOR WITHDRAWAL
Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Biorelease Corp. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its registration statements on Form S-4, together with all exhibits thereto, Commission File No. 333-94799 (the "Registration Statements"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on January 8, 2000.

The Registration Statement was filed in connection with the Registrant's proposed acquisition of Polar Molecular Corporation ("PMC"). That proposed acquisition has been terminated, and therefore the Registration Statement is to be withdrawn.

Accordingly, that Registrant requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact R. Bruce Reeves, CEO of the Registrant, at (603) 641-8443.


Sincerely,
Biorelease Corp.

/s/ R. Bruce Reeves
R. Bruce Reeves, CEO